SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 4, 2020

Quarterly Securities Report

For the three months ended September 30, 2020

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 4, 2020, Sony Corporation (the “Company” or “Sony Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2020 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2019	Six months ended September 30, 2020	Fiscal year ended March 31, 2020

Sales and operating revenue	4,047,983	4,082,405	8,259,885

Operating income	509,880	546,159	845,459

Income before income taxes	493,112	619,523	799,450

Net income attributable to Sony Corporation’s stockholders	340,009	692,885	582,191

Comprehensive income	348,080	651,586	666,032

Total equity	4,618,290	5,072,838	4,789,535

Total assets	21,966,296	24,951,813	23,039,343

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	273.52	565.97	471.64

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	267.65	554.82	461.23

Ratio of stockholders’ equity to total assets (%)	17.8	20.2	17.9

Net cash provided by operating activities	410,485	633,481	1,349,745

Net cash used in investing activities	(631,215)	(882,598)	(1,352,278)

Net cash provided by financing activities	28,909	636,812	65,658

Cash and cash equivalents at end of the period	1,252,869	1,884,368	1,512,357

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2019	Three months ended September 30, 2020

Sales and operating revenue	2,122,259	2,113,486

Net income attributable to Sony Corporation’s stockholders	187,887	459,634

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	151.89	374.34

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	148.59	367.82

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2020.

As of September 30, 2020, the Company had 1,431 subsidiaries and 148 affiliated companies, of which 1,393 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 135 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

The coronavirus disease 2019 (COVID-19) pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.

The COVID-19 pandemic is adversely affecting the production, development, sale and distribution of the products and services in each of Sony’s business segments, and this negative impact is expected to continue in the future. For example, in the Game & Network Services (“G&NS”) segment, there was an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, the release of new music is being delayed around the world primarily due to some artists being unable to record songs and music videos. Ticket, merchandising and video revenues are decreasing as concerts and other events are being restricted in Japan and other areas. Additionally, due to a global reduction in advertising spending, revenue from the licensing of music in TV commercials is decreasing. In the Pictures segment, box office revenue has been impacted by the closure of movie theaters, and Sony generally has not been able to release its already completed titles in theaters. Although the production of new motion pictures and television shows by Sony is gradually resuming, production schedules are being significantly delayed. Additionally, the global reduction in advertising spending has also led to a decrease of advertising revenue in the Pictures segment. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply was temporarily insufficient to meet demand. Some partner companies that supply components to several of Sony’s businesses have reduced their operations, causing a delay in the production of some Sony products due to component shortages. Additionally, sales have decreased due to the closure of retail stores globally. In the Imaging & Sensing Solutions (“I&SS”) segment, image sensor sales are decreasing primarily due to a slowdown in the smartphone market, which is the final outlet for Sony’s image sensors. In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person sales activity of the Lifeplanner® salespeople at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 through May 2020.

The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in COVID-19, as well as the state of lockdowns and other measures in various geographic areas around the world. For example, the impact of negative factors in each segment such as those listed above may continue or become more severe. With respect to the Pictures segment, major studios are postponing the release of large films, leading to the possibility that the future theatrical release schedule will become crowded and competition will increase. This could delay the recovery of sales and profit in the Pictures segment. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally.

The continued impact of COVID-19 could heighten many of the risks and uncertainties noted below.

As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility in many countries. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.

As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, privacy, data protection, content and broadcast regulation, labor, taxation, foreign investment, government procurement, foreign exchange controls, and economic sanctions, as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information.

Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning, and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In the I&SS segment, image sensor sales are decreasing due to the termination of product shipments to a certain customer as of September 15, 2020, pursuant to export restrictions announced by the U.S. government on August 17, 2020. Sony also recorded inventory write-downs of certain image sensors for the same customer during the six months ended September 30, 2020. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations.

Violation of applicable laws or regulations by Sony, its employees, third-party suppliers, business partners and agents may subject Sony to fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global regulatory and consumer focus on corporate social responsibility and sourcing practices and increasing regulatory obligations of public disclosure regarding these matters. In particular, there is increased attention on labor practices, including work environments at electronic component manufacturers and original design manufacturing/original equipment manufacturing, or ODM/OEM, product manufacturers operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials but does not directly control the suppliers’ procurement or employment practices. A finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Six months ended September 30
	2019	2020
Sales and operating revenue	¥4,048.0	¥4,082.4
Operating income	509.9	546.2
Income before income taxes	493.1	619.5
Net income attributable to Sony Corporation’s stockholders	340.0	692.9

Sales for the six months ended September 30, 2020 (“the current six months”) increased 34.4 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 4 trillion 82.4 billion yen, essentially flat year-on year. This was primarily due to significant increases in sales in the G&NS and Financial Services segments being substantially offset by significant decreases in sales in the Pictures and EP&S segments. Sales in the same period of the previous fiscal year included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement recorded within Corporate and elimination.

Operating income in the current six months increased 36.3 billion yen year-on-year to 546.2 billion yen. This increase was primarily due to significant increases in operating income in the G&NS and Pictures segments, partially offset by significant decreases in operating income in the I&SS and EP&S segments.

Operating income for the current six months included the following:

•	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 6.5 billion yen (Music segment)
•	Gain recorded in connection with a business transfer: 5.4 billion yen (Music segment)
•	Inventory write-downs of certain image sensors for mobile products: 17.5 billion yen (I&SS segment)
•	Expenses related to the Sony Global Relief Fund for COVID-19: 4.2 billion yen (Corporate and elimination)

During the current six months, restructuring charges, net, decreased 5.5 billion yen year-on-year to 4.4 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income of affiliated companies in the current six months, recorded within operating income, decreased 1.6 billion yen year-on-year to 2.1 billion yen.

The net effect of other income and expenses was income of 73.4 billion yen, compared to an expense of 16.8 billion yen in the same period of the previous fiscal year. This was mainly due to the recording of 85.5 billion yen in unrealized gains on Sony’s shares of Spotify Technology S.A. and Bilibili Inc. (“Bilibili”) in the current six months. For details, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 2. Marketable securities and securities investments.”

Income before income taxes increased 126.4 billion yen year-on-year to 619.5 billion yen.

During the current six months, Sony recorded an income tax benefit of 91.0 billion yen, resulting in an effective tax rate of negative 14.7%, which was lower than the effective tax rate of 25.7% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to the reversal of valuation allowances recorded against a significant portion of the deferred tax assets of Sony Corporation and its national tax filing group in Japan, which resulted in a tax benefit of 214.9 billion yen in the three months ended September 30, 2020.

Net income attributable to Sony Corporation’s stockholders increased 352.9 billion yen year-on-year to 692.9 billion yen.

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Results for the Six Months ended September 30, 2020

Sales increased 200.9 billion yen year-on-year to 1 trillion 112.7 billion yen. This significant increase in sales was primarily due to the strong performance of first-party titles, as well as an increase in sales of game software, including add-on content, and sales of PlayStation®Plus (“PS Plus”) as a result of an increase in digital consumption due to COVID-19. These positive factors were partially offset by a decrease in PlayStation®4 (“PS4™”) hardware sales. Operating income increased 90.2 billion yen year-on-year to 229.0 billion yen, primarily due to the impact of the above-mentioned increase in game software and PS Plus sales, partially offset by the impact of an increase in costs.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing LLC (“Sony/ATV”) and EMI Music Publishing Ltd. (“EMI”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Results for the Six Months ended September 30, 2020

Sales decreased 13.5 billion yen to 408.0 billion yen. Despite an increase in revenue from paid subscription streaming services, sales decreased due to decreases in sales in each of the following categories, primarily as a result of the impact of COVID-19. Sales for Recorded Music and Music Publishing decreased mainly due to decreases in sales for physical media and advertising-supported streaming services, as well as a decrease in music licensing revenues. Visual Media and Platform sales decreased primarily due to lower sales from the production of physical media and the impact of the postponement and cancellation of live events, both primarily in Japan. Operating income increased 12.0 billion yen year-on-year to 87.7 billion yen, primarily due to a 6.5 billion yen gain recorded on the sale of a portion of shares of Pledis and a 5.4 billion yen gain recorded in connection with the transfer of an overseas business, partially offset by the impact of the above-mentioned decrease in sales.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the Six Months ended September 30, 2020

Sales decreased 79.3 billion yen, an 18% decrease year-on-year (an approximate 17% decrease on a U.S. dollar basis), to 367.4 billion yen. The significant decrease in sales on a U.S. dollar basis was due to significant decreases in sales for Motion Pictures and Media Networks. The decrease in sales for Motion Pictures was primarily due to the absence of any major theatrical releases in the current six months resulting from the impact of theater closures due to COVID-19, partially offset by higher digital rental and sell-through sales of prior year and catalog titles. The lower sales for Media Networks were primarily due to lower advertising revenues due to the impact of COVID-19. Operating income increased 16.8 billion yen year-on-year to 56.5 billion yen. The significant increase in operating income was primarily due to lower marketing costs in Motion Pictures as a result of the absence of major theatrical releases due to COVID-19, partially offset by the above-mentioned lower sales.

Electronics Products & Solutions (EP&S)

Results for the Six Months ended September 30, 2020

Sales decreased 140.9 billion yen year-on-year to 836.5 billion yen. This significant decrease in sales was due to a decrease in unit sales of digital cameras, Audio and Video and broadcast- and professional-use products resulting primarily from the impact of COVID-19. Operating income decreased 21.6 billion yen year-on-year to 44.9 billion yen due to the above-mentioned decrease in sales, partially offset by reductions in operating costs.

Imaging & Sensing Solutions (I&SS)

Results for the Six Months ended September 30, 2020

Sales decreased 28.1 billion yen year-on-year to 513.3 billion yen. This decrease in sales was mainly due to a decrease in unit sales of image sensors for mobile products primarily resulting from the impact of U.S. export restrictions, as well as a decrease in unit sales of image sensors for digital cameras primarily as a result of the impact of COVID-19, partially offset by an improvement in the product mix of image sensors for mobile products. Operating income decreased 50.6 billion yen year-on-year to 75.3 billion yen. This significant decrease was mainly due to an increase in depreciation and amortization expenses as well as research and development expenses, the above-mentioned 17.5 billion yen of inventory write-downs of certain image sensors for mobile products whose shipments were terminated as a result of U.S. export restrictions, and the impact of the above-mentioned decrease in sales.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Results for the Six Months ended September 30, 2020

Financial Services revenue increased 106.6 billion yen year-on-year to 820.7 billion yen, mainly due to significant increases in revenue at Sony Life and Sony Bank. Revenue at Sony Life increased 74.0 billion yen year-on-year to 713.1 billion yen, mainly due to an increase in net gains on investments in the separate accounts, partially offset by a decrease in premiums from single premium insurance. The increase in revenue at Sony Bank was due to an improvement in valuation gains and losses on securities. Operating income increased 6.0 billion yen year-on-year to 90.9 billion yen, primarily due to significant increases in operating income at Sony Bank and Sony Assurance, partially offset by a significant decrease in operating income at Sony Life. The increase in operating income at Sony Bank was due to the above-mentioned improvement in valuation gains and losses on securities, and the increase in operating income at Sony Assurance was due to a decline in the loss ratio for automobile insurance. Operating income at Sony Life decreased 15.5 billion yen year-on-year to 58.5 billion yen, mainly due to expenses recorded for various provisions related to COVID-19, as well as an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance and other products, resulting from market fluctuations and net gains and losses on derivative transactions to hedge market risks.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2020, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

During the current six months, the average rates of the yen were 106.9 yen against the U.S. dollar and 121.3 yen against the euro, which were 1.7 yen and 0.1 yen higher year-on-year, respectively.

For the current six months, sales were 4 trillion 82.4 billion yen, essentially flat year-on-year, while on a constant currency basis sales increased 2% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income increased 36.3 billion yen year-on-year to 546.2 billion yen for the current six months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Six months ended September 30		Impact of changes in foreign exchange rates
		2019	2020
G&NS	Sales	¥911.9	¥1,112.7	-¥12.5
	Operating income	138.8	229.0	-1.6
EP&S	Sales	977.4	836.5	-10.5
	Operating income	66.5	44.9	-1.9
I&SS	Sales	541.4	513.3	-7.0
	Operating income	125.9	75.3	-0.7

In addition, sales for the Music segment decreased 3% year-on-year to 408.0 billion yen, an approximate 2% decrease on a constant currency basis. In the Pictures segment, sales decreased 18% year-on-year to 367.4 billion yen, an approximate 17% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current six months, there was a net cash inflow of 633.5 billion yen from operating activities, an increase of 223.0 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 493.5 billion yen, an increase of 403.8 billion yen year-on-year. This increase was primarily due to a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net), a larger increase in notes and accounts payable, trade, as well as a larger decrease in notes and accounts receivable, trade and contract assets.

The Financial Services segment had a net cash inflow of 159.8 billion yen, a decrease of 178.3 billion yen year-on-year. This decrease was primarily due to a year-on-year decrease in net income after taking into account non-cash adjustments such as (gain) loss on marketable securities and securities investments, net.

Investing Activities: During the current six months, Sony used 882.6 billion yen of net cash in investing activities, an increase of 251.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 324.3 billion yen, an increase of 246.1 billion yen year-on-year. This increase was mainly due to an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, as well as cash outflow resulting from a payment for the purchase of shares of Bilibili. Additionally, the same period of the previous fiscal year included the cash inflow from the sale of all of Sony’s shares of Olympus Corporation.

The Financial Services segment used 558.4 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash inflow by financing activities during the current six months was 636.8 billion yen, an increase of 607.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 160.0 billion yen, compared to a net cash outflow of 230.3 billion yen in the same period of the previous fiscal year. This net cash inflow was mainly due to a long-term bank loan of approximately 2 billion U.S. dollars in July 2020, as well as the absence of the redemption of straight bonds and the repayment of long-term debt in the same period of the previous fiscal year. As part of a transaction to make SFH into a wholly-owned subsidiary of Sony Corporation, a tender offer for the shares of SFH and the related stock acquisition rights was conducted. To fund the 322.6 billion yen tender offer, 322.5 billion yen in short-term bank borrowings was secured in July 2020.

In the Financial Services segment, there was a 457.0 billion yen net cash inflow, an increase of 215.1 billion yen year-on-year. This increase was primarily due to a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2020 was 1 trillion 884.4 billion yen.

Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 275.8 billion yen at September 30, 2020, an increase of 313.5 billion yen compared with the balance as of March 31, 2020, and an increase of 559.5 billion yen compared with the balance as of September 30, 2019.

Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 608.5 billion yen at September 30, 2020, an increase of 58.5 billion yen compared with the balance as of March 31, 2020, and an increase of 72.0 billion yen compared with the balance as of September 30, 2019.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Cash flows from operating activities:
Net income (loss)	60,058	67,807	323,806	662,752	366,173	710,543
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	45,235	25,758	144,704	161,970	189,939	187,728
Amortization of film costs	-	-	138,400	117,843	138,400	117,843
Other operating (income) expense, net	44	58	(6,019)	(16,844)	(5,961)	(16,786)
(Gain) loss on marketable securities and securities investments, net	(25,820)	(220,776)	12,939	(85,485)	(12,881)	(306,261)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	914	(4,784)	(145,747)	(38,967)	(144,399)	(34,684)
(Increase) decrease in inventories	-	-	(144,148)	(121,772)	(144,148)	(121,772)
(Increase) decrease in film costs	-	-	(176,002)	(72,916)	(176,002)	(72,916)
Increase (decrease) in notes and accounts payable, trade	-	-	128,786	290,674	128,786	290,674
Increase (decrease) in future insurance policy benefits and other	338,457	435,225	-	-	338,457	435,225
(Increase) decrease in deferred insurance acquisition costs	(48,346)	(45,460)	-	-	(48,346)	(45,460)
(Increase) decrease in marketable securities held in the life insurance business	(88,119)	(91,971)	-	-	(88,119)	(91,971)
Other	55,679	(6,044)	(187,001)	(403,742)	(131,414)	(418,682)

Net cash provided by (used in) operating activities	338,102	159,813	89,718	493,513	410,485	633,481

Cash flows from investing activities:
Payments for purchases of fixed assets	(9,379)	(9,653)	(170,398)	(265,659)	(179,778)	(275,281)
Payments for investments and advances	(681,965)	(738,027)	(32,320)	(81,959)	(714,285)	(819,986)
Proceeds from sales or return of investments and collections of advances	138,242	189,301	91,984	14,794	230,226	204,095
Other	64	9	32,571	8,565	32,622	8,574

Net cash provided by (used in) investing activities	(553,038)	(558,370)	(78,163)	(324,259)	(631,215)	(882,598)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	158,510	210,147	(80,880)	513,811	77,309	723,957
Increase (decrease) in deposits from customers, net	110,514	277,354	-	-	110,514	277,354
Dividends paid	(27,189)	(30,454)	(24,994)	(30,448)	(24,994)	(30,448)
Other	62	(3)	(124,463)	(323,409)	(133,920)	(334,051)

Net cash provided by (used in) financing activities	241,897	457,044	(230,337)	159,954	28,909	636,812

Effect of exchange rate changes on cash and cash equivalents	-	-	(26,029)	(17,842)	(26,029)	(17,842)

Net increase (decrease) in cash and cash equivalents including restricted	26,961	58,487	(244,811)	311,366	(217,850)	369,853
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	536,556	608,526	719,407	1,276,622	1,255,963	1,885,148

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	3,094	780	3,094	780

Cash and cash equivalents at end of the period	536,556	608,526	716,313	1,275,842	1,252,869	1,884,368

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 26, 2020. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 26, 2020.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

Research and development costs for the six months ended September 30, 2020 totaled 248.9 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 26, 2020. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,044.2 billion yen in total for Sony Corporation, SGTS and SCC as of March 31, 2020. There were no amounts outstanding under the CP programs as of March 31, 2020.

Sony Corporation borrowed 322.5 billion yen in July 2020, and 74.0 billion yen in October 2020 from a Japanese private bank, in order to procure the funds necessary to acquire the common shares and related stock acquisition rights not held by Sony of SFH, a consolidated subsidiary of Sony Corporation, with the aim of making SFH a wholly-owned subsidiary of Sony Corporation.

In July 2020, in order to enhance liquidity, Sony Corporation executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year maturity terms in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P., which owns EMI Music Publishing, in November 2018. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 566.0 billion yen in unused committed lines of credit, as of September 30, 2020. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multicurrency committed line of credit contracted with a syndicate of foreign banks. Sony believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

v) Plan of Capital Investments and Asset Retirement

Note for readers of this English translation:

There was no significant change in Sony’s plan of capital expenditures and asset retirements from the information presented in the Quarterly Securities Report for the three months ended June 30, 2020, filed with the SEC on August 11, 2020.

URL: Quarterly Securities Report for the three months ended June 30, 2020, filed with the SEC on August 11, 2020

https://www.sec.gov/Archives/edgar/data/0000313838/000119312520215557/d62798d6k.htm

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2020.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 26, 2020.

URL: The Annual Report on Form 20-F filed with the SEC on June 26, 2020

https://www.sec.gov/Archives/edgar/data/313838/000119312520179707/d831343d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2020)	As of the filing date of the Quarterly Securities Report (November 4, 2020)
Common stock	1,261,058,781	1,261,058,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,261,058,781	1,261,058,781	—	—

Note: The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

    ①Description of Stock Option

Not applicable.

    ②Other Stock Acquisition Rights

Not applicable.

Note for readers of this English translation:

The above means that there was no issuance of SARs during the three months ended September 30, 2020.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From July 1 to September 30, 2020	—	1,261,059	—	880,214	—	1,093,907

v) Status of Major Shareholders

(As of September 30, 2020)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)

Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	114,343	9.27

The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	109,604	8.89

Custody Bank of Japan, Ltd. (Trust account) *2	1-8-12, Harumi, Chuo-ku, Tokyo	74,983	6.08

JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	31,561	2.56

Custody Bank of Japan, Ltd. (Trust account 7) *2	1-8-12, Harumi, Chuo-ku, Tokyo	27,381	2.22

Custody Bank of Japan, Ltd. (Trust account 5) *2	1-8-12, Harumi, Chuo-ku, Tokyo	26,120	2.12

Ssbtc Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,903	1.86

JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	19,998	1.62

State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	19,392	1.57

Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 No (6-27-30 Shinjuku, Shinjuku-ku, Tokyo)	17,337	1.41

Total		463,623	37.58

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and three joint holders held shares of the Company as of September 30, 2020 as provided in the below table. As of September 30, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holder	63,157	5.01
5.

Sumitomo Mitsui Trust Asset Management Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of September 30, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)

Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70
6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of Kanto Local Financial Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight joint holders held shares of the Company as of March 15, 2017 as provided in the below table. As of September 30, 2020, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)

BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2020)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	27,501,700	—	—
Shares with full voting rights (Others)	1,231,668,000	12,316,680	—
Shares constituting less than one full unit	1,889,081	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,058,781	—	—
Total voting rights held by all shareholders	—	12,316,680	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2020)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	27,501,700	—	27,501,700	2.18
Total	—	27,501,700	—	27,501,700	2.18

Notes:

1.

In addition to the 27,501,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.

Upon the disposal of treasury shares due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) from October 1, 2020 to October 31, 2020, the number of shares held decreased by 40 thousand shares.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2020 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV         Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2020	At September 30, 2020
ASSETS
Current assets:
Cash and cash equivalents	1,512,357	1,884,368
Marketable securities (including assets pledged that secured parties are permitted to sell or repledge of 17,521 million yen and 23,578 million yen at March 31, 2020 and September 30, 2020)	1,847,772	2,540,460
Notes and accounts receivable, trade and contract assets	1,028,793	1,046,907
Allowance for credit losses	(25,873)	(25,011)
Inventories	589,969	681,685
Other receivables	188,106	315,989
Prepaid expenses and other current assets	594,021	538,298
Total current assets	5,735,145	6,982,696
Film costs	427,336	401,499
Investments and advances:
Affiliated companies	207,922	214,217
Securities investments and other (including assets pledged that secured parties are permitted to sell or repledge of 930,882 million yen and 1,335,974 million yen at March 31, 2020 and September 30, 2020)	12,526,210	13,176,045
Allowance for credit losses	-	(8,124)
	12,734,132	13,382,138
Property, plant and equipment:
Land	81,482	79,341
Buildings	659,556	655,991
Machinery and equipment	1,725,720	1,656,886
Construction in progress	76,391	102,084
	2,543,149	2,494,302
Less – Accumulated depreciation	1,634,505	1,551,922
	908,644	942,380
Other assets:
Operating lease right-of-use assets	359,510	348,177
Finance lease right-of-use assets	33,100	43,253
Intangibles, net	906,310	899,281
Goodwill	783,888	778,297
Deferred insurance acquisition costs	600,901	627,893
Deferred income taxes	210,372	197,279
Other	340,005	348,920
	3,234,086	3,243,100
Total assets	23,039,343	24,951,813

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2020	At September 30, 2020
LIABILITIES
Current liabilities:
Short-term borrowings	810,176	1,294,800
Current portion of long-term debt	29,807	118,832
Current portion of long-term operating lease liabilities	68,942	73,585
Notes and accounts payable, trade	380,810	669,611
Accounts payable, other and accrued expenses	1,630,197	1,533,438
Accrued income and other taxes	145,996	162,066
Deposits from customers in the banking business	2,440,783	2,655,330
Other	733,732	1,007,147
Total current liabilities	6,240,443	7,514,809
Long-term debt	634,966	745,581
Long-term operating lease liabilities	314,836	299,834
Accrued pension and severance costs	324,655	316,457
Deferred income taxes	549,538	325,939
Future insurance policy benefits and other	6,246,047	6,420,438
Policyholders’ account in the life insurance business	3,642,271	3,967,126
Other	289,285	281,117
Total liabilities	18,242,041	19,871,301
Redeemable noncontrolling interest	7,767	7,674
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781	880,214
At September 30, 2020–Shares authorized: 3,600,000,000, shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,289,719	1,485,728
Retained earnings	2,768,856	3,418,107
Accumulated other comprehensive income –
Unrealized gains on securities, net	161,191	165,916
Unrealized gains on derivative instruments, net	1,248	377
Pension liability adjustment	(235,520)	(231,971)
Foreign currency translation adjustments	(509,872)	(533,345)
Debt valuation adjustments	1,973	1,839
	(580,980)	(597,184)
Treasury stock, at cost
Common stock
At March 31, 2020–40,898,841 shares	(232,503)
At September 30, 2020–27,501,719 shares		(156,364)
	4,125,306	5,030,501
Noncontrolling interests	664,229	42,337
Total equity	4,789,535	5,072,838
Total liabilities and equity	23,039,343	24,951,813

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2019	2020
Sales and operating revenue:
Net sales	3,283,956	3,228,445
Financial services revenue	709,909	817,023
Other operating revenue	54,118	36,937
	4,047,983	4,082,405
Costs and expenses:
Cost of sales	2,218,018	2,198,661
Selling, general and administrative	705,083	630,473
Financial services expenses	624,671	726,044
Other operating income, net	(5,961)	(16,786)
	3,541,811	3,538,392
Equity in net income of affiliated companies	3,708	2,146
Operating income	509,880	546,159
Other income:
Interest and dividends	10,758	5,356
Gain on equity securities, net	-	85,493
Other	3,155	2,797
	13,913	93,646
Other expenses:
Interest expenses	7,664	4,509
Loss on equity securities, net	13,020	-
Foreign exchange loss, net	8,949	8,744
Other	1,048	7,029
	30,681	20,282
Income before income taxes	493,112	619,523
Income taxes	126,939	(91,020)
Net income	366,173	710,543
Less - Net income attributable to noncontrolling interests	26,164	17,658
Net income attributable to Sony Corporation’s stockholders	340,009	692,885

	Yen
	Six months ended September 30
	2019	2020
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	273.52	565.97
– Diluted	267.65	554.82

The accompanying notes are an integral part of these statements.

            Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2019	2020
Sales and operating revenue:
Net sales	1,725,310	1,723,575
Financial services revenue	375,089	372,107
Other operating revenue	21,860	17,804
	2,122,259	2,113,486
Costs and expenses:
Cost of sales	1,156,980	1,145,988
Selling, general and administrative	354,916	329,307
Financial services expenses	336,178	328,385
Other operating income, net	(2,404)	(5,538)
	1,845,670	1,798,142
Equity in net income of affiliated companies	2,366	2,420
Operating income	278,955	317,764
Other income:
Interest and dividends	4,953	2,520
Other	2,036	1,524
	6,989	4,044
Other expenses:
Interest expenses	2,784	2,704
Loss on equity securities, net	13,343	11,407
Foreign exchange loss, net	7,253	3,690
Other	470	4,403
	23,850	22,204
Income before income taxes	262,094	299,604
Income taxes	61,927	(163,898)
Net income	200,167	463,502
Less - Net income attributable to noncontrolling interests	12,280	3,868
Net income attributable to Sony Corporation’s stockholders	187,887	459,634

	Yen
	Three months ended September 30
	2019	2020
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	151.89	374.34
– Diluted	148.59	367.82

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2019	2020
Net income	366,173	710,543
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	39,925	(37,882)
Unrealized losses on derivative instruments	(308)	(871)
Pension liability adjustment	6,040	4,459
Foreign currency translation adjustments	(63,750)	(23,470)
Debt valuation adjustments	-	(1,193)
Total comprehensive income	348,080	651,586
Less – Comprehensive income attributable to noncontrolling interests	39,097	5,108
Comprehensive income attributable to Sony Corporation’s stockholders	308,983	646,478

	Yen in millions
	Three months ended September 30
	2019	2020
Net income	200,167	463,502
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	13,624	(5,771)
Unrealized losses on derivative instruments	(1,072)	(611)
Pension liability adjustment	3,126	3,893
Foreign currency translation adjustments	(21,052)	(11,987)
Debt valuation adjustments	-	457
Total comprehensive income	194,793	449,483
Less – Comprehensive income attributable to noncontrolling interests	16,475	4,588
Comprehensive income attributable to Sony Corporation’s stockholders	178,318	444,895

  The accompanying notes are an integral part of these statements.

  (iv)    Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2019	2020
Cash flows from operating activities:
Net income	366,173	710,543
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	189,939	187,728
Amortization of film costs	138,400	117,843
Accrual for pension and severance costs, less payments	(3,744)	806
Other operating income, net	(5,961)	(16,786)
(Gain) loss on securities investments, net (other than financial services business)	12,939	(85,485)
Gain on marketable securities and securities investments held in the financial services business, net	(25,820)	(220,776)
Deferred income taxes	(17,978)	(193,077)
Equity in net (income) loss of affiliated companies, net of dividends	(924)	1,502
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(144,399)	(34,684)
Increase in inventories	(144,148)	(121,772)
Increase in film costs	(176,002)	(72,916)
Increase in notes and accounts payable, trade	128,786	290,674
Increase in accrued income and other taxes	47,557	71,859
Increase in future insurance policy benefits and other	338,457	435,225
Increase in deferred insurance acquisition costs	(48,346)	(45,460)
Increase in marketable securities held in the life insurance business	(88,119)	(91,971)
Increase in other current assets	(33,747)	(140,607)
Decrease in other current liabilities	(167,023)	(148,652)
Other	44,445	(10,513)
Net cash provided by operating activities	410,485	633,481

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2019	2020
Cash flows from investing activities:
Payments for purchases of fixed assets	(179,778)	(275,281)
Proceeds from sales of fixed assets	10,611	10,024
Payments for investments and advances by financial services business	(681,965)	(738,027)
Payments for investments and advances (other than financial services business)	(32,320)	(81,959)
Proceeds from sales or return of investments and collections of advances by financial services business	138,242	189,301
Proceeds from sales or return of investments and collections of advances (other than financial services business)	11,627	14,794
Proceeds from sales of businesses	7,864	1,605
Proceeds from sales of Olympus Corporation Shares	80,357	-
Other	14,147	(3,055)
Net cash used in investing activities	(631,215)	(882,598)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,283	301,094
Payments of long-term debt	(186,103)	(59,725)
Increase in short-term borrowings, net	257,129	160,088
Proceeds from issuance of short-term (more than 3 months) borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	-	322,500
Increase in deposits from customers in the financial services business, net	110,514	277,354
Dividends paid	(24,994)	(30,448)
Payments for purchase of treasury stock	(125,078)	(106)
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	-	(322,611)
Other	(8,842)	(11,334)
Net cash provided by financing activities	28,909	636,812
Effect of exchange rate changes on cash and cash equivalents, including restricted	(26,029)	(17,842)
Net increase (decrease) in cash and cash equivalents, including restricted	(217,850)	369,853
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295
Cash and cash equivalents, including restricted, at end of the period	1,255,963	1,885,148
Less - restricted cash and cash equivalents, included in other current assets and other assets	3,094	780
Cash and cash equivalents at end of the period	1,252,869	1,884,368

The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Measurement of credit losses on financial instruments -

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU was effective for Sony as of April 1, 2020. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials -

In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis. Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	-	-	-	1,028,793
Allowance for credit losses *	(25,873)	(280)	-	(280)	(26,153)
Inventories	589,969	-	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	-	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	-	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	-	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	-	780	12,526,990
Allowance for credit losses	-	(6,341)	-	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	-	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	-	45	210,417
Other	340,005	(721)	-	(721)	339,284
Total other assets	3,234,086	(676)	-	(676)	3,233,410
Total assets	23,039,343	(6,559)	-	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	-	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	-	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	-	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	-	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	-	(1,386)	662,843
Total equity	4,789,535	(5,055)	-	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	-	(6,559)	23,032,784

*	Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated balance sheets.

Disclosures for Fair Value Measurement -

In August 2018, the FASB issued ASU 2018-13, which amends disclosure requirements related to fair value measurement. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

Disclosures for Defined Benefit Plans -

In August 2018, the FASB issued ASU 2018-14, which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2019 have been made to conform to the presentation for the six and three months ended September 30, 2020.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2020				September 30, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds *1	1,552,036	210,459	(566)	1,761,929	2,045,488	181,522	(10,640)	2,216,370
Japanese local government bonds	69,132	73	(33)	69,172	67,517	71	(21)	67,567
Japanese corporate bonds	202,164	19,112	(567)	220,709	239,096	15,151	(758)	253,489
Foreign government bonds *1	198,777	81,014	(14)	279,777	230,363	67,357	(595)	297,125
Foreign corporate bonds	361,422	507	(2,179)	359,750	400,512	931	(489)	400,954
Securitized products	205,223	0	-	205,223	224,962	0	-	224,962
Other	14,398	1,867	(12)	16,253	19,631	2,593	(8)	22,216

	2,603,152	313,032	(3,371)	2,912,813	3,227,569	267,625	(12,511)	3,482,683

Held-to-maturity securities:
Japanese national government bonds *2	6,204,505	2,098,885	(1,397)	8,301,993	6,203,260	1,802,892	(9,504)	7,996,648
Japanese local government bonds	2,504	331	-	2,835	2,066	314	-	2,380
Japanese corporate bonds	482,050	61,176	(4,754)	538,472	537,762	45,724	(10,753)	572,733
Foreign government bonds *1, *3	723,937	302,297	-	1,026,234	721,426	270,731	(416)	991,741
Foreign corporate bonds	98	7	-	105	25,939	782	(0)	26,721
Securitized products	5,418	-	(421)	4,997	21,619	-	(36)	21,583

	7,418,512	2,462,696	(6,572)	9,874,636	7,512,072	2,120,443	(20,709)	9,611,806

Total	10,021,664	2,775,728	(9,943)	12,787,449	10,739,641	2,388,068	(33,220)	13,094,489

*1

As of September 30, 2020, available-for-sale securities and held-to-maturity securities include 246,377 million yen of pledged foreign government bonds as collateral for short-term lending transactions. Also, Japanese national government bonds include 313,025 million yen as receipt of collateral, and the same amount is recorded in other current liabilities of the consolidated balance sheets for the debt of these transactions.

*2	As of September 30, 2020, held-to-maturity securities include 333,772 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.

*3	As of September 30, 2020, held-to-maturity securities include 167,472 million yen of pledged foreign government bonds as collateral for short-term repurchase agreements.

During the six months ended September 30, 2019 and 2020, respectively, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 4,314 million yen and 18,291 million yen due to the sale of equity securities and net unrealized gains of 5,046 million yen and 288,248 million yen due to revaluation of equity securities held at the end of the period for the second quarter of the fiscal years ended March 31, 2020 and ending March 31, 2021, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statement of income. Included in the gains and (losses) noted above were gains and (losses) recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

During the six months ended September 30, 2019, the revaluation of the Spotify shares owned as of September 30, 2019 resulted in a pre-tax unrealized loss, net of a decrease in costs to be paid to Sony’s artists and distributed labels, of 8,721 million yen (82 million U.S. dollars) recorded in loss on equity securities, net in the consolidated statements of income.

During the six months ended September 30, 2020, the revaluation of the Spotify shares owned as of September 30, 2020 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 42,657 million yen (395 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other assets
Assets:
Debt securities
Trading securities	24,330	245,790	-	270,120	270,120	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,761,929	-	1,761,929	10,011	1,751,918	-	-
Japanese local government bonds	-	69,172	-	69,172	15,334	53,838	-	-
Japanese corporate bonds	-	220,679	30	220,709	14,774	205,935	-	-
Foreign government bonds	-	279,777	-	279,777	2,690	277,087	-	-
Foreign corporate bonds	-	343,980	15,770	359,750	94,156	265,594	-	-
Securitized products	-	33,383	171,840	205,223	-	205,223	-	-
Other	-	4,152	12,101	16,253	-	16,253	-	-
Equity securities	950,744	581,642	-	1,532,386	1,434,612	97,774	-	-
Other investments *1	7,162	816	9,242	17,220	-	17,220	-	-
Derivative assets *2, *3	1,310	41,073	-	42,383	-	-	40,784	1,599

Total assets	983,546	3,582,393	208,983	4,774,922	1,841,697	2,890,842	40,784	1,599

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	532,191	532,191	64,045	468,146	-	-
Derivative liabilities *2, *3	2,077	33,789	-	35,866	-	-	16,814	19,052

Total liabilities	2,077	33,789	532,191	568,057	64,045	468,146	16,814	19,052

	Yen in millions
	September 30, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other assets
Assets:
Debt securities
Trading securities	26,832	266,842	-	293,674	293,674	-	-	-
Available-for-sale securities
Japanese national government bonds	-	2,216,370	-	2,216,370	330,068	1,886,302	-	-
Japanese local government bonds	-	67,567	-	67,567	12,833	54,734	-	-
Japanese corporate bonds	-	246,182	7,307	253,489	15,210	238,279	-	-
Foreign government bonds	-	297,125	-	297,125	542	296,583	-	-
Foreign corporate bonds	-	377,456	23,498	400,954	146,813	254,141	-	-
Securitized products	-	43,441	181,521	224,962	-	224,962	-	-
Other	-	4,848	17,368	22,216	-	22,216	-	-
Equity securities	1,346,195	633,949	-	1,980,144	1,737,611	242,533	-	-
Other investments *1	6,352	3,121	8,283	17,756	-	17,756	-	-
Derivative assets *2, *3	581	16,497	-	17,078	-	-	15,209	1,869

Total assets	1,379,960	4,173,398	237,977	5,791,335	2,536,751	3,237,506	15,209	1,869

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *4	-	-	539,935	539,935	59,527	480,408	-	-
Derivative liabilities *2, *3	482	27,782	-	28,264	-	-	10,996	17,268

Total liabilities	482	27,782	539,935	568,199	59,527	480,408	10,996	17,268

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.
*4	Future insurance policy benefits and policyholders’ account in the life insurance business are those for which the fair value option has been elected.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2019 and 2020 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Issuance of new shares	954	43	997
Exercise of stock acquisition rights	3,599	-	3,599
Conversion of convertible bonds	24	-	24
Stock-based compensation	1,366	-	1,366
Comprehensive income:
Net income	340,009	26,164	366,173
Other comprehensive income, net of tax —
Unrealized gains on securities	25,842	14,083	39,925
Unrealized losses on derivative instruments	(308)	-	(308)
Pension liability adjustment	6,027	13	6,040
Foreign currency translation adjustments	(62,587)	(1,163)	(63,750)

Total comprehensive income	308,983	39,097	348,080

Dividends declared	(24,607)	(11,438)	(36,045)
Purchase of treasury stock	(125,078)	-	(125,078)
Transactions with noncontrolling interests shareholders and other	(716)	(3,155)	(3,871)

Balance at September 30, 2019	3,903,430	714,860	4,618,290

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2020	4,125,306	664,229	4,789,535
Cumulative effect of ASU 2016-13	(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights	7,469	-	7,469
Conversion of convertible bonds	58,194	-	58,194
Stock-based compensation	453	-	453
Comprehensive income:
Net income	692,885	17,658	710,543
Other comprehensive income, net of tax —
Unrealized losses on securities	(25,911)	(11,971)	(37,882)
Unrealized losses on derivative instruments	(871)	-	(871)
Pension liability adjustment	4,458	1	4,459
Foreign currency translation adjustments	(23,473)	3	(23,470)
Debt valuation adjustments	(610)	(583)	(1,193)

Total comprehensive income	646,478	5,108	651,586

Dividends declared	(30,839)	(12,996)	(43,835)
Purchase of treasury stock	(106)	-	(106)
Reissuance of treasury stock	1,456	-	1,456
Transactions with noncontrolling interests shareholders and other	225,759	(612,618)	(386,859)

Balance at September 30, 2020	5,030,501	42,337	5,072,838

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2019.

In the quarter ended September 30, 2020, Sony Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Corporation of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, and SFH has become a wholly-owned subsidiary of Sony Corporation. Consideration for this acquisition is 396,698 million yen. The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in capital of 195,463 million yen. In order to procure the funds necessary to pay the consideration, in addition to the 322,500 million yen of borrowing in July 2020, Sony Corporation borrowed an additional 74,000 million yen from a Japanese private bank in October 2020.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2019 and 2020 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications	40,058	656	(121)	(63,750)	(23,157)
Amounts reclassified out of accumulated other comprehensive income	(133)	(964)	6,161	-	5,064

Net current-period other comprehensive income	39,925	(308)	6,040	(63,750)	(18,093)
Less: Other comprehensive income attributable to noncontrolling interests	14,083	-	13	(1,163)	12,933

Balance at September 30, 2019	160,877	(327)	(304,430)	(497,816)	(641,696)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total

Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)
Other comprehensive income before reclassifications	(37,876)	3,287	(3,871)	(23,583)	(1,177)	(63,220)
Amounts reclassified out of accumulated other comprehensive income	(6)	(4,158)	8,330	113	(16)	4,263

Net current-period other comprehensive income	(37,882)	(871)	4,459	(23,470)	(1,193)	(58,957)
Less: Other comprehensive income attributable to noncontrolling interests	(11,971)	-	1	3	(583)	(12,550)
Transactions with noncontrolling interests shareholders and other	30,636	-	(909)	-	476	30,203

Balance at September 30, 2020	165,916	377	(231,971)	(533,345)	1,839	(597,184)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2019 and 2020 is as follows:

	Yen in millions
	Six months ended September 30
	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	340,009	692,885

	Thousands of shares
Weighted-average shares outstanding	1,243,086	1,224,237
Effect of dilutive securities:
Stock acquisition rights	3,247	3,808
Zero coupon convertible bonds	24,010	20,811

Weighted-average shares for diluted EPS computation	1,270,343	1,248,856

	Yen
Basic EPS	273.52	565.97

Diluted EPS	267.65	554.82

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2019 were 2,879 thousand shares. Potential shares of common stock were not excluded from the computation of diluted EPS for the six months ended September 30, 2020. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	187,887	459,634

	Thousands of shares
Weighted-average shares outstanding	1,237,011	1,227,845
Effect of dilutive securities:
Stock acquisition rights	3,407	3,982
Zero coupon convertible bonds	24,009	17,802

Weighted-average shares for diluted EPS computation	1,264,427	1,249,629

	Yen
Basic EPS	151.89	374.34

Diluted EPS	148.59	367.82

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2019 were 2,879 thousand shares. Potential shares of common stock were not excluded from the computation of diluted EPS for the three months ended September 30, 2020. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	March 31, 2020	September 30, 2020
Receivables from contracts with customers *1	1,126,597	1,143,567
Contract assets *1	13,985	12,533
Contract liabilities *2	271,286	279,160

*1	Receivables from contracts with customers and contract assets are included in the consolidated balance sheets as “Notes and accounts receivable, trade and contract assets” and “Other”, non-current.
*2	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 152,680 million yen were recognized during the six months ended September 30, 2020, which were included in the balance of contract liabilities at March 31, 2020.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 10.

7.	Reversal of valuation allowances for deferred tax assets of Sony Corporation and its national tax filing group in Japan

Sony provides a valuation allowance for its deferred tax assets, which includes temporary differences, net operating losses and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. Despite the spread of COVID-19, as a result of the acquisition of SFH, the taxable income of Sony Corporation and its national tax filing group has increased and is expected to be stable going forward. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses. As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020. Valuation allowances continue to be recorded on the remaining Japan deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

8.	Unconsolidated variable interest entities

Certain accounts receivable sales programs also involve variable interest entities (“VIEs”). These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

In the Financial Services segment, Sony has variable interests in VIEs where Sony is not the primary beneficiary. Sony’s variable interests in such VIEs include equity securities, securitized products, foreign corporate bonds and other investments. The following tables present the carrying value of the variable interests of unconsolidated VIEs, the presentation in the consolidated balance sheet, and the maximum exposure to loss associated with these variable interests as of March 31, 2020 and September 30, 2020. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with VIEs in which Sony is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments.

	Yen in millions
	March 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	579,773	6,229	-	587,602
Securitized products	-	210,641	-	210,641
Foreign corporate bonds *2	41,452	41,036	-	82,488
Other investments	-	16,253	21,000	43,719

Total	621,225	274,159	21,000	924,450

	Yen in millions
	September 30, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	629,550	6,823	-	637,250
Securitized products	-	250,270	-	250,270
Foreign corporate bonds *2	69,638	43,404	-	113,042
Other investments	-	22,216	21,000	49,582

Total	699,188	322,713	21,000	1,050,144

*1	Equity securities primarily include investment funds.
*2	Foreign corporate bonds primarily include repackaged bonds.

9.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of September 30, 2020, the total unused portion of the lines of credit extended under these contracts was 30,798 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of September 30, 2020 amounted to 593,053 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of September 30, 2020, these subsidiaries were committed to make payments under such contracts of 118,073 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2020, these subsidiaries were committed to make payments of 120,688 million yen under such contracts.

Certain subsidiaries in the Game & Network Services (“G&NS”) segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within eight years. As of September 30, 2020, these subsidiaries were committed to make payments of 25,768 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of September 30, 2020, Sony has committed to make payments of 154,633 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of September 30, 2020, Sony has committed to make payments of 102,170 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of September 30, 2020, Sony has committed to make payments of 3,785 million yen under such contracts.

(3)	Litigation

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2020 amounted to 2,215 million yen.

10.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Electronics Products & Solutions (“EP&S”) segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2019	2020
Sales and operating revenue:
Game & Network Services -
Customers	879,796	1,093,593
Intersegment	32,055	19,154

Total	911,851	1,112,747
Music -
Customers	416,780	402,154
Intersegment	4,748	5,829

Total	421,528	407,983
Pictures -
Customers	446,146	366,416
Intersegment	546	1,006

Total	446,692	367,422
Electronics Products & Solutions -
Customers	966,967	828,076
Intersegment	10,447	8,428

Total	977,414	836,504
Imaging & Sensing Solutions -
Customers	496,754	482,325
Intersegment	44,648	30,945

Total	541,402	513,270
Financial Services -
Customers	709,909	817,023
Intersegment	4,207	3,682

Total	714,116	820,705
All Other -
Customers	118,575	86,439
Intersegment	19,913	16,857

Total	138,488	103,296
Corporate and elimination	(103,508)	(79,522)

Consolidated total	4,047,983	4,082,405

	Yen in millions
	Three months ended September 30
	2019	2020
Sales and operating revenue:
Game & Network Services -
Customers	438,046	494,544
Intersegment	16,344	12,094

Total	454,390	506,638
Music -
Customers	216,742	228,419
Intersegment	2,533	2,449

Total	219,275	230,868
Pictures -
Customers	260,387	191,975
Intersegment	217	358

Total	260,604	192,333
Electronics Products & Solutions -
Customers	486,311	500,683
Intersegment	7,188	3,975

Total	493,499	504,658
Imaging & Sensing Solutions -
Customers	285,579	283,954
Intersegment	25,145	23,130

Total	310,724	307,084
Financial Services -
Customers	375,089	372,107
Intersegment	2,092	1,838

Total	377,181	373,945
All Other -
Customers	57,943	40,342
Intersegment	10,954	8,859

Total	68,897	49,201
Corporate and elimination	(62,311)	(51,241)

Consolidated total	2,122,259	2,113,486

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2019	2020
Operating income (loss):
Game & Network Services	138,791	228,969
Music	75,757	87,743
Pictures	39,694	56,493
Electronics Products & Solutions	66,453	44,877
Imaging & Sensing Solutions	125,906	75,261
Financial Services	84,884	90,921
All Other	(168)	6,723

Total	531,317	590,987
Corporate and elimination	(21,437)	(44,828)

Consolidated operating income	509,880	546,159

	Yen in millions
	Three months ended September 30
	2019	2020
Operating income (loss):
Game & Network Services	64,987	104,932
Music	37,480	52,851
Pictures	39,318	31,751
Electronics Products & Solutions	41,387	53,998
Imaging & Sensing Solutions	76,378	49,835
Financial Services	38,779	43,718
All Other	2,434	3,191

Total	300,763	340,276
Corporate and elimination	(21,808)	(22,512)

Consolidated operating income	278,955	317,764

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category :

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2019	2020
Game & Network Services
Digital Software and Add-on Content	442,853	691,698
Network Services	167,983	189,192
Hardware and Others	268,960	212,703

Total	879,796	1,093,593

Music
Recorded Music – Streaming	133,279	147,727
Recorded Music – Others	90,885	73,683
Music Publishing	77,697	68,656
Visual Media and Platform	114,919	112,088

Total	416,780	402,154

Pictures
Motion Pictures	221,241	156,238
Television Productions	108,032	115,239
Media Networks	116,873	94,939

Total	446,146	366,416

Electronics Products & Solutions
Televisions	312,240	311,186
Audio and Video	162,497	130,968
Still and Video Cameras	199,860	136,642
Mobile Communications	178,264	173,369
Other	112,106	75,911

Total	966,967	828,076

Imaging & Sensing Solutions	496,754	482,325
Financial Services	709,909	817,023
All Other	118,575	86,439
Corporate	13,056	6,379

Consolidated total	4,047,983	4,082,405

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2019	2020
Game & Network Services
Digital Software and Add-on Content	226,889	297,061
Network Services	84,377	95,897
Hardware and Others	126,780	101,586

Total	438,046	494,544

Music
Recorded Music – Streaming	66,797	78,827
Recorded Music – Others	45,405	44,497
Music Publishing	38,407	37,560
Visual Media and Platform	66,133	67,535

Total	216,742	228,419

Pictures
Motion Pictures	140,371	91,161
Television Productions	61,546	50,936
Media Networks	58,470	49,878

Total	260,387	191,975

Electronics Products & Solutions
Televisions	166,479	204,618
Audio and Video	83,754	83,887
Still and Video Cameras	99,606	90,237
Mobile Communications	77,714	79,140
Other	58,758	42,801

Total	486,311	500,683

Imaging & Sensing Solutions	285,579	283,954
Financial Services	375,089	372,107
All Other	57,943	40,342
Corporate	2,162	1,462

Consolidated total	2,122,259	2,113,486

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the six months ended September 30, 2019 and 2020 was 1,674 million yen and 20,494 million yen, respectively. In addition, the operating income of Mobile Communications for the three months ended September 30, 2019 and 2020 was 635 million yen and 9,458 million yen, respectively.

	Yen in millions
	Six months ended September 30
	2019	2020
Depreciation and amortization:
Game & Network Services	13,690	17,694
Music	14,047	15,371
Pictures	11,115	8,881
Electronics Products & Solutions, including contract costs	29,631	29,802
Imaging & Sensing Solutions	61,567	77,573
Financial Services, including deferred insurance acquisition costs	45,235	25,758
All Other	2,653	1,844

Total	177,938	176,923

Corporate	12,001	10,805

Consolidated total	189,939	187,728

	Yen in millions
	Six months ended September 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	485	-	485
Pictures	191	-	191
Electronics Products & Solutions	6,600	-	6,600
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	2,357	245	2,602

Consolidated total	9,633	245	9,878

	Yen in millions
	Six months ended September 30, 2020
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,123	-	1,123
Pictures	35	-	35
Electronics Products & Solutions	1,315	-	1,315
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,882	-	1,882

Consolidated total	4,355	-	4,355

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2019	2020
Depreciation and amortization:
Game & Network Services	6,878	9,219
Music	7,268	7,969
Pictures	5,362	4,538
Electronics Products & Solutions, including contract costs	14,550	14,994
Imaging & Sensing Solutions	32,128	38,363
Financial Services, including deferred insurance acquisition costs	23,084	16,905
All Other	1,257	927

Total	90,527	92,915

Corporate	6,000	4,712

Consolidated total	96,527	97,627

	Yen in millions
	Three months ended September 30, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	485	-	485
Pictures	191	-	191
Electronics Products & Solutions	4,708	-	4,708
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	896	-	896

Consolidated total	6,280	-	6,280

	Yen in millions
	Three months ended September 30, 2020
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,123	-	1,123
Pictures	33	-	33
Electronics Products & Solutions	1,102	-	1,102
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	1,600	-	1,600

Consolidated total	3,858	-	3,858

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2019	2020
Japan	1,296,780	1,408,223
United States	864,963	972,179
Europe	770,006	728,020
China	450,408	412,464
Asia-Pacific	433,141	368,706
Other Areas	232,685	192,813

Total	4,047,983	4,082,405

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2019	2020
Japan	669,258	677,672
United States	429,935	507,563
Europe	407,059	367,019
China	249,320	232,885
Asia-Pacific	250,038	225,977
Other Areas	116,649	102,370

Total	2,122,259	2,113,486

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2019 and 2020.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 28, 2020 as below:

1. Total amount of interim cash dividends:

30,839 million yen

2. Amount of interim cash dividends per share:

25.00 yen

3. Payment date:

December 1, 2020

Interim cash dividends for the fiscal year ending March 31, 2021 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2020.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Commitments, contingent liabilities and other”.